SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                              SOFTNET SYSTEMS, INC.
                              ____________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    833964109
                                 ______________
                                 (CUSIP Number)

                                January 21, 2000
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 17 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G


Cusip No. 833964109                                           Page 2 of 17 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
  Number of                                 162,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   162,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            162,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                           .86%

12       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Cusip No. 833964109                                           Page 3 of 17 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
  Number of                                 7,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,184,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   7,000
    With
                           8        Shared Dispositive Power
                                            1,184,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,191,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                           6.35%

12       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Cusip No. 833964109                                           Page 4 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,191,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With

                           8        Shared Dispositive Power

                                            1,191,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,191,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                            6.35%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Cusip No. 833964109                                           Page 5 of 17 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,191,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,191,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,191,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                           6.35%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Cusip No. 833964109                                           Page 6 of 17 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   10,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,191,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   10,000
    With
                           8        Shared Dispositive Power
                                            1,191,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,201,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                           6.41%

12       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 17 Pages


Item 1(a).        Name of Issuer:

                  SoftNet Systems, Inc. (the "Issuer").

Item 1(b).        Address of the Issuer's Principal Executive Offices:

                  520 Logue Avenue, Mountain View, California 94043.

Item 2(a)         Address of the Issuer's Principal Executive Offices:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."),

                  (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                  (iii) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

                  (iv)   Thomas U. Barton and

                  (v)    Joseph U. Barton.

                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management and Joseph U. Barton. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:


                  (i)      White Rock, Inc. is a Texas corporation;

                  (ii)     White Rock Management is a Texas limited partnership;

                  (iii)    White Rock Partners is a Texas limited partnership;

                  (iv)     Thomas U. Barton is a United States citizen; and

                  (v)      Joseph U. Barton is a United States citizen.

                                                              Page 7 of 17 Pages


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  833964109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of January 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) White Rock Partners may be deemed to be the beneficial owner of the 162,000 Shares held for its account.

                  (ii) Each of White Rock, Inc., White Rock Management and Thomas U. Barton may be deemed to be the beneficial owner of 1,191,500 Shares. This number consists of (1) 1,022,500 Shares held for the accounts of White Rock Clients, (2) 162,000 Shares held for the account of White Rock Partners and (3) 7,000 Shares held for the account of White Rock Management.

                  (iii) Joseph U. Barton may be deemed to be the beneficial owner of 1,201,500 Shares. This number consists of (1) 1,022,500 Shares held for the accounts of White Rock Clients, (2) 162,000 Shares held for the account of White Rock Partners, (3) 7,000 Shares held for the account of White Rock Management and (4) 10,000 Shares held for his personal account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately .86% of the total number of Shares outstanding.

                  (ii) The number of Shares of which each of White Rock, Inc., White Rock Management and Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 6.35% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 6.41% of the total number of Shares outstanding.

                                                              Page 9 of 17 Pages

Item 4(c)      Number of shares as to which such person has:

     White Rock Partners
     -------------------

     (i)   Sole power to vote or to direct the vote:                     162,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        162,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     White Rock Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                       7,000

     (ii)  Shared power to vote or to direct the vote:                 1,184,500

     (iii) Sole power to dispose or to direct the disposition of:          7,000

     (iv)  Shared power to dispose or to direct the disposition of:    1,184,500

     White Rock, Inc.
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,191,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,191,500

     Thomas U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,191,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,191,500

                                                             Page 10 of 17 Pages


     Joseph U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                      10,000

     (ii)  Shared power to vote or to direct the vote:                 1,191,500

     (iii) Sole power to dispose or to direct the disposition of:         10,000

     (iv)  Shared power to dispose or to direct the disposition of:    1,191,500


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                  (iii) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                  (iv) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

          White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management and Joseph U. Barton. White Rock Clients expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Partners, White Rock Management and Joseph U. Barton. White Rock Management expressly disclaims beneficial ownership of any Shares held for the account of Joseph U. Barton.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                             Page 11 of 17 Pages

Item 10.          Certification:

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 17 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2000        WHITE ROCK CAPITAL PARTNERS, L.P.

                               By:      White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:      White Rock Capital, Inc.
                                                 Its General Partner

                                                 By:      /S/ PAULA STOREY
                                                          ----------------------
                                                          Paula Storey
                                                          Attorney-in-Fact

Date:  January 31, 2000        WHITE ROCK CAPITAL MANAGEMENT. L.P.

                               By:      White Rock Capital Inc.
                                        Its General Partner

                                        By:      /S/ PAULA STOREY
                                                 -------------------------------
                                                 Paula Storey
                                                 Attorney-in-Fact

Date:  January 31, 2000        WHITE ROCK CAPITAL, INC.

                               By:      /S/ PAULA STOREY
                                        ----------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact

Date:  January 31, 2000        THOMAS U. BARTON


                               By:      /S/ PAULA STOREY
                                        ----------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact

Date:  January 31, 2000        JOSEPH U. BARTON


                               By:      /S/ PAULA STOREY
                                        ----------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact

                                                             Page 13 of 17 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint  Filing  Agreement  dated  January 31, 2000 by and
         among  White Rock  Capital  Partners,  L.P.,  White Rock
         Capital  Management,  L.P.,  White Rock  Capital,  Inc.,
         Thomas U. Barton and Joseph U. Barton...................             14


B.       Power of Attorney  dated January 31, 2000 granted by Mr.
         Thomas U. Barton in favor of Paula Storey...............             15

C.       Power of Attorney  dated January 31, 2000 granted by Mr.
         Joseph U. Barton in favor of Paula Storey...............             16

D.       Power of Attorney  dated  January  31,  2000  granted by
         White Rock Capital, Inc., in favor of Paula Storey......             17